Exhibit 12.1

CEDAR FAIR, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($'s in thousands)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Fixed charges:
Interest expensed	$85,603	$83,863	$86,849	$96,286	$103,071
Interest capitalized	2,524	2,331	3,094	2,983	1,610
Amortization of capitalized debt costs	3,896	4,030	4,039	4,602	6,130
Interest component of rental expense	4,958	4,279	4,841	4,220	3,142
Total fixed charges	$96,981	$94,503	$98,823	$108,091	$113,953

Earnings:
Net income	$215,476	$177,688	$112,222	$104,215	$108,204
Add:
Income tax expense	1,112	71,418	22,192	9,885	20,243
Fixed charges	96,981	94,503	98,823	108,091	113,953
Amortization of capitalized interest	1,230	1,134	1,021	897	830
Less:
Interest capitalized	(2,524)	(2,331)	(3,094)	(2,983)	(1,610)
Total earnings	$312,275	$342,412	$231,164	$220,105	$241,620

Ratio of total earnings to total fixed charges	3.2x	3.6x	2.3x	2.0x	2.1x
Excess of total earnings over total fixed charges	$215,294	$247,909	$132,341	$112,014	$127,667

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